Exhibit 99.6

NICE Actimize Positioned as a Category Leader in the
2018 Chartis RiskTech Quadrant® for KYC Solutions, Gaining High Scores in
Customer Onboarding and Workflow Engines

 Chartis defined workflow automation as systems powered by Robotic Process Automation (RPA)
and Artificial Intelligence (AI) that reduce much repetitive work

Hoboken, NJ, September 12, 2018 – NICE Actimize, a NICE (NASDAQ: NICE) business, and leader in Autonomous Financial Crime Management, has been recognized by Chartis Research and positioned as a Category Leader in its recently released “Financial Crime Risk Management Systems: Know Your Customer, Market Update 2018” research report. The Chartis RiskTech® Quadrant for KYC Solutions report evaluated 22 vendors across two key dimensions: “Completeness of Offering” and “Market Potential”.

As a Category Leader, NICE Actimize’s core strength/advanced capabilities, including customer onboarding and workflow engines, were recognized in the report. Chartis defined workflow automation as systems powered by Robotic Process Automation (RPA) and Artificial Intelligence (AI) that reduce much of the repetitive work that KYC analysts engage in (such as document and data retrieval).

Joe Friscia, President, NICE Actimize
"With recent global regulatory focus on KYC/CDD, we expect that market demand will continue to increase, with the industry centered on creating a holistic customer view across the enterprise to achieve a single view of risk. We’re also anticipating that FSOs will be evaluating and implementing RPA solutions to expedite the investigation process, increase productivity and reduce costs of manual labor, especially in the areas of gathering data. NICE Actimize will continue to provide marketing-leading KYC/CDD solutions to meet this growing demand.”

According to the Chartis RiskTech® Quadrant for KYC Solutions report, its Category Leaders are defined as combining depth and breadth of functionality, technology and content with the required organizational characteristics to capture significant share in their market. Additionally, Chartis states that its KYC Category Leaders demonstrate a clear strategy for sustainable, profitable growth, matched with best-in-class solutions and the range and diversity of offerings, sector coverage and financial strength to absorb demand volatility in specific industry sectors or geographic regions.

Chartis also noted that its KYC Category Leaders will typically benefit from strong brand awareness, global reach and strong alliance strategies with leading consulting firms and systems integrators.

Rob Stubbs, Head of Research, Chartis
“This year’s Chartis KYC RiskTech vendor evaluation found that vendor innovation is being driven by four key technologies and service models: workflow automation, including Robotic Process Automation (RPA) and Artificial Intelligence (AI); profile enrichment; consortia and data sharing, in which FIs share information so that customers onboarded at one FI can be assessed more rapidly for another institution; and entity resolution and graph analytics systems to prevent duplicate accounts or identity impersonation. As a Category Leader in this report, we note that NICE Actimize is innovating across several of these categories, including workflow automation and entity resolution.”

As a complete end-to-end customer risk platform, the NICE Actimize CDD Software Suite offers complete lifecycle coverage for CDD. As part of a Know-Your -Customer (KYC) compliance policy, ongoing customer due diligence (CDD) and enhanced due diligence (EDD) processes, the Actimize CDD Suite allows firms to seamlessly identify, manage, and mitigate customer-related risks. The solutions suite offers a proven, out-of-the-box solution with an open, flexible platform that can adapt to a financial institutions’ unique requirements across business segments, regions, and jurisdictions.

The Actimize CDD Solutions’ feature-rich functionality for customer due diligence includes: applicant due diligence; ongoing customer risk monitoring; comprehensive customer risk record; proactive detection models and automated workflows and reporting. The Actimize CDD Suite can integrate elements of an overall AML program allowing the financial services organization assurances that their understanding of their customers is always up-to-date.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. Chartis’ goal is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Chartis Research (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com

Yisca Erez
+972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.